SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

30 May 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F        X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S
Date: 30 May 2003
Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

30 May 2003

Novo Nordisk disputes Pfizer’s attempted termination of US hormone replacement therapy agreement

Novo Nordisk today announced that Pfizer (originally Pharmacia & Upjohn) has attempted to terminate the licence agreement under which Pfizer markets Novo Nordisk’s portfolio of hormone replacement therapy (HRT) products in the United States. Novo Nordisk disputes Pfizer’s ability to terminate the agreement, which covers the currently marketed products Activella® and Vagifem®.

Executive Vice President and Chief Operating Officer Kåre Schultz said: “We are surprised and disappointed by Pfizer’s reduction in promotional support of these products and by their attempt to terminate the agreement. Activella® and Vagifem® are important options for American women who experience symptoms of menopause. We do not believe that Pfizer has a contractual right to terminate the entire agreement and Novo Nordisk is working towards safeguarding its interests following the unexpected and early termination of the agreement.”

Novo Nordisk is currently evaluating various alternatives for how to continue the marketing of its hormone replacement therapy portfolio in the US and the products will remain available as usual.

Any negative impact on sales of these products as a result of Pfizer’s reduction in promotion activity and from the potential termination of the agreement and related consequences are not expected to significantly impact Novo Nordisk’s overall financial results for 2003.

Novo Nordisk is a focused healthcare company. With the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems, Novo Nordisk is a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,200 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’.

Stock Exchange Announcement No 16/2003	Page 1 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

For further information please contact:

Media:	Investors:

Outside North America:	Outside North America:
Elin K Hansen Tel (direct): (+45) 4442 3450	Peter Haahr Tel (direct): (+45) 4442 1207 Palle Holm Olesen Tel (direct): (+45) 4442 6175 Christian Kanstrup Tel (direct): (+45) 4443 7801

In North America: Susan T Jackson Tel (direct): (+1) 609 919 7776	In North America: Investor Relations Office US Tel (direct): (+1) 609 919 7846

FORWARD-LOOKING STATEMENT

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 March 2003. Please also refer to the section ‘Financial Risk Factors’ in the Annual Financial Report 2002. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Stock Exchange Announcement No 16/2003	Page 2 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790